Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS THIRD QUARTER 2022 RESULTS
•Rogers' Q3 results reflect continued strength in Wireless subscriber net additions; sports assets drive strong Media results
•Rogers total mobile phone net adds of 221,000, up 30,000 from last year, including 164,000 postpaid net adds; year to date total net Wireless additions of 448,000, up 137%
•Third quarter results include $150 million in customer credits, resulting in total service revenue growth of 3% and adjusted EBITDA down 1%
•Excluding the customer credits, results would have been:
•Total service revenue up 7% and adjusted EBITDA up 8%
•Wireless service revenue up 9%, adjusted EBITDA up 7%, and mobile phone ARPU up 3%
•Cable service revenue and adjusted EBITDA both up 2%
•Media delivers strong growth, with revenue up 12% and adjusted EBITDA up 130%
•Continued increase in network investments for Canadians; capital expenditures of $872 million, up 18%, including 52% increase in network investment compared to last year
•Rogers, Shaw, and Quebecor committed to transactions to support strong fourth carrier
•Company reaffirms full-year guidance ranges for 2022

TORONTO (November 9, 2022) - Rogers Communications Inc. today announced its unaudited financial and operating results for the third quarter ended September 30, 2022.

Consolidated Financial Highlights

	Three months ended September 30			Nine months ended September 30
(In millions of Canadian dollars, except per share amounts, unaudited)	2022	2021	% Chg	2022	2021	% Chg

Total revenue	3,743	3,666	2	11,230	10,736	5
Total service revenue	3,230	3,149	3	9,869	9,301	6
Adjusted EBITDA [1]	1,583	1,600	(1)	4,714	4,365	8
Net income	371	490	(24)	1,172	1,153	2
Adjusted net income [1]	436	536	(19)	1,361	1,317	3

Diluted earnings per share	$0.71	$0.94	(24)	$2.28	$2.27	—
Adjusted diluted earnings per share [1]	$0.84	$1.03	(18)	$2.66	$2.59	3

Cash provided by operating activities	1,216	1,319	(8)	3,348	3,014	11
Free cash flow [1]	279	507	(45)	1,138	1,203	(5)
Free cash flow excluding Shaw financing [1]	347	507	(32)	1,341	1,203	11

"This quarter, we continued to demonstrate our strong and consistent execution in our Wireless business and the robust demand from consumers and advertisers for our sports and Media assets," said Tony Staffieri, President and CEO. "Building on this position of strength, we will continue to invest in our networks and our customers' experience to deliver the resilience and service our customers expect. Looking ahead, we remain committed to the Shaw transaction and the significant connectivity and affordability benefits it will deliver to Canadians."

1 Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. Adjusted diluted earnings per share is a non-GAAP ratio. Free cash flow excluding Shaw financing, and adjusted net income are non-GAAP financial measures; adjusted net income is a component of adjusted diluted earnings per share. See "Non-GAAP and Other Financial Measures" in our Q3 2022 Management's Discussion and Analysis (MD&A), available at www.sedar.com, and this earnings release for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	1	Third Quarter 2022

Operating Environment and Strategic Highlights

As immigration levels continue to increase and COVID-19 restrictions have increasingly been removed, including travel and capacity restrictions, masking mandates, testing requirements, and vaccine mandates, the Canadian economy has recovered modestly. Travel volumes have increased due to fewer international travel restrictions, resulting in higher roaming revenue. Sporting events have been permitted to fill to venue capacity, resulting in greater attendance and game day revenue as we welcomed fans back to Rogers Centre. Additionally, our employees returned to our offices in a hybrid model earlier this year.
While the general recovery is encouraging, COVID-19 remains a risk and we will continue to stay focused on keeping our employees safe and our customers connected. Additionally, as a result of increasing inflation and the Bank of Canada's strategy for combating that increase, many economists are forecasting Canada, along with other global economies, will enter a moderate recession in the first half of 2023. We remain confident we have the right team, a strong balance sheet, and the world-class networks that will allow us to maintain our long-term focus on growth and doing the right thing for our customers.
On July 8, 2022, a network outage occurred across both wireless and wireline services following a maintenance update in our core network that caused some of our routers to malfunction. We disconnected the specific equipment and redirected traffic, which allowed our network and services to come back online over time as we managed traffic volumes returning to normal levels. We are working to strengthen the resilience of our network and we continue to make significant investments in our networks to further strengthen our technology systems, increase network stability for our customers, and enhance our testing. As a result of the outage, and our promise to customers that we would proactively provide five days of credits on their services, we have refunded approximately $150 million (July network outage-related credits), which is reflected in our Wireless and Cable financial results this quarter as a reduction of revenue.
Our four focus areas guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Successfully complete the Shaw acquisition and integration
•Entered into a definitive agreement with Shaw Communications Inc. (Shaw) and Quebecor Inc. (Quebecor) for the sale of Freedom Mobile Inc. (Freedom) to Quebecor (Freedom Transaction), subject to regulatory approvals and closing of the merger of Shaw and Rogers (Transaction).
•Extended the special mandatory redemption outside date on our Shaw senior note financing and the drawdown period of our $6 billion term loan facility to ensure the financing remains in place if closing of the Transaction takes place in 2023.

Invest in our networks to deliver world-class connectivity to Canadian consumers and businesses
•Announced we will invest $20 billion in our network over the next five years, including to enhance resilience for our consumer and business customers.
•Signed a memorandum of understanding with Canada's other major telecommunications carriers regarding reciprocal support for emergency roaming, mutual assistance, and communications protocols in the event of a future network outage.
•Expanded Canada's largest 5G network, which now reaches more than 1,800 communities across the country.
•Continued to roll out mid-band 3500 MHz spectrum, available in 12 markets, delivering better speed, capacity, and coverage.
•In September, won PCMag’s 2022 Fastest Mobile Networks Canada in key regions, including the provinces of British Columbia and Quebec and the cities of Vancouver, Victoria, Ottawa, Windsor, Montreal, and Fredericton.

Invest in our customer experience to deliver timely, high-quality customer service consistently to our customers
•Launched a new Wi-Fi modem with Wi-Fi 6E, the world's most powerful Wi-Fi technology, and introduced premium Ignite Internet™ with 8 gigabit per second (Gbps) symmetrical speeds.
•Continued to accelerate our digital-first plan to make it easier for customers, with digital adoption at 88.5% of eligible transactions.
•The 2022 Blue Jays™ on Sportsnet™ season was the most-watched season since 2016 and in the top three most-watched seasons ever. For the season, 57 Blue Jays on Sportsnet broadcasts captured an average audience of over one million viewers.
•Signed a ten-year agreement with Canucks Sports and Entertainment renewing the naming rights to Rogers Arena and extending Sportsnet's exclusive regional television and radio partnership through the 2032-2033 season.

Rogers Communications Inc.	2	Third Quarter 2022

•Released the Rogers Truth and Reconciliation Commitment statement, our formal commitment of the meaningful steps we will continue to take on our collective journey to reconciliation.
•Donated $1 million to Jays Care™ Foundation in support of their ambitious goal to bring programming to 45,000 kids across Canada through Indigenous Rookie League, Challenger Baseball, and Girls at Bat.

Improve execution and deliver strong financial performance across all lines of business
•Generated total service revenue of $3,230 million, up 3%; adjusted EBITDA of $1,583 million, down 1%; and net income of $371 million. Excluding the impact of the July network outage-related credits, total service revenue and adjusted EBITDA would have increased 7% and 8%, respectively.
•Attracted 221,000 net mobile phone subscribers, up from 191,000 last year.

Rogers Communications Inc.	3	Third Quarter 2022

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 2% and 3%, respectively, this quarter, driven primarily by revenue growth in our Wireless and Media businesses. Excluding the impact of the July network outage-related credits, total revenue and total service revenue would have increased by 6% and 7%, respectively.

Wireless service revenue increased by 3% this quarter, primarily as a result of higher roaming revenue associated with significantly increased travel, as COVID-19-related global travel restrictions were less strict than last year, and a larger postpaid mobile phone subscriber base, partially offset by credits granted to subscribers relating to the July network outage. Excluding the impact of the July network outage-related credits, Wireless service revenue would have increased by 9%. Wireless equipment revenue decreased by 1%, as a result of fewer device upgrades by existing subscribers and fewer of our new subscribers purchasing devices.

Cable service revenue decreased by 4% this quarter, primarily as a result of credits granted to subscribers relating to the July network outage, partially offset by service pricing changes in the first quarter and increases in our retail Internet and Video subscriber bases. Excluding the impact of the July network outage-related credits, Cable service revenue would have increased by 2%.

Media revenue increased by 12% this quarter as a result of higher Toronto Blue Jays™ revenue, due to the increase to full audience capacity at the Rogers Centre™, partially offset by lower Today's Shopping Choice™ revenue.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA decreased 1% this quarter and our adjusted EBITDA margin decreased by 130 basis points primarily due to decreases in Wireless and Cable adjusted EBITDA. Excluding the impact of the July network outage-related credits, consolidated adjusted EBITDA would have increased by 8%.

Wireless adjusted EBITDA decreased by 1%, primarily as a result of credits granted to subscribers relating to the July network outage. This gave rise to an adjusted EBITDA service margin of 62.1%. Excluding the impact of the July network outage-related credits, Wireless adjusted EBITDA would have increased by 7%.

Cable adjusted EBITDA decreased by 10%, primarily as a result of the lower revenue. This gave rise to an adjusted EBITDA margin of 47.7%. Excluding the impact of the July network outage-related credits, Cable adjusted EBITDA would have increased by 2%.

Media adjusted EBITDA increased by $43 million this quarter, primarily due to higher revenue as discussed above partially offset by higher associated costs, and lower programming costs due to the timing of the NHL playoffs.

Net income and adjusted net income
Net income and adjusted net income decreased by 24% and 19%, respectively, this quarter, primarily as a result of higher finance costs attributable to Shaw senior note financing, and the impact of the July network outage-related credits.

Cash flow and available liquidity
This quarter, we generated cash flow from operating activities of $1,216 million (2021 - $1,319 million), down 8%, as a result of higher interest paid, partially offset by funding provided by our net operating assets. We also generated free cash flow of $279 million (2021 - $507 million), down 45%, primarily as a result of higher capital expenditures and higher interest on borrowings, including borrowings associated with the Transaction.

As at September 30, 2022, we had $3.7 billion of available liquidity2 (December 31, 2021 - $4.2 billion), including $0.7 billion in cash and cash equivalents and a combined $3.0 billion available under our bank credit facilities. We also held $12.8 billion in restricted cash and cash equivalents that will be used to partially fund the cash consideration of the Transaction (see "Managing our Liquidity and Financial Resources").

We also returned $253 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on November 8, 2022.

2 Available liquidity is a capital management measure. See "Non-GAAP and Other Financial Measures" in our Q3 2022 MD&A for more information about each of these measures, available at www.sedar.com.

Rogers Communications Inc.	4	Third Quarter 2022

Shaw Transaction

On March 15, 2021, we announced an agreement with Shaw to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of RCI Class B Non-Voting common shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The Transaction is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). The Transaction is subject to other customary closing conditions, including receipt of applicable approvals under the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Rogers, Shaw, and the Shaw Family Living Trust have agreed to extend the outside date for the Transaction to December 31, 2022 (which outside date may be further extended to January 31, 2023 at the option of Rogers or Shaw). See "Regulatory Developments".

Financing
In connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. During the second quarter of 2021, we entered into a $6 billion non-revolving credit facility (term loan facility) related to the Transaction, which reduced the amount available under the committed credit facility to $13 billion. During the first quarter of 2022, we issued US$7.05 billion and $4.25 billion of senior notes (Shaw senior note financing), which reduced the amount available under the committed credit facility to nil and the facility was terminated. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the Transaction upon closing and, as a result of the termination of the committed credit facility, we have restricted the use of approximately $12.8 billion in funds, which are recognized as "restricted cash and cash equivalents" on our third quarter interim condensed consolidated statement of financial position. These funds have been invested in short-term, highly liquid investments such as bank term deposits and Canadian federal and provincial government bonds and are readily convertible to cash with no associated penalties.

The senior notes (except the $1.25 billion senior notes due 2025) also contain a "special mandatory redemption" provision (SMR notes), which initially required them to be redeemed at 101% of principal amount (plus accrued interest) if the Transaction was not consummated prior to December 31, 2022 (SMR outside date). In August 2022, we received consent from the note holders, and paid an initial consent fee of $551 million (including directly attributable transaction costs), to extend the SMR outside date to December 31, 2023, to ensure this financing remains in place should the Transaction close after December 31, 2022. If, as of December 31, 2022, the Transaction has not yet been consummated and we have not become obligated to complete a special mandatory redemption, we will be required to pay additional consent fees to the note holders. Additionally, in September 2022, we extended the drawdown period on the $6 billion term loan facility from December 31, 2022 to December 31, 2023. See "Managing our Liquidity and Financial Resources" for more information on our financing for the Transaction.

We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Transaction and, in either case, Rogers Communications Canada Inc. (RCCI) will guarantee Shaw's payment obligations under those senior notes.

Regulatory approval status
On March 24, 2022, the Canadian Radio-television and Telecommunications Commission (CRTC) approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications that are detailed in "Regulatory Developments". The CRTC approval only relates to the broadcasting elements of the Transaction.

On May 9, 2022, the Competition Bureau (Bureau) announced it had filed applications to the Competition Tribunal (Tribunal) opposing the Transaction and requesting an injunction to prevent closing of the Transaction until the Bureau's application to challenge the Transaction could be decided.

On June 17, 2022, we announced the proposed Freedom Transaction, a divestiture agreement with Shaw and Quebecor for the sale of Freedom to Quebecor. The agreement provides for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. The Freedom Transaction also includes long-term agreements to provide transport (including backhaul and backbone), roaming, and other services to Quebecor. Rogers and Quebecor will provide each other with customary transition services as necessary to operate Freedom's business for a reasonable period of time post-closing and to facilitate the

Rogers Communications Inc.	5	Third Quarter 2022

separation of Freedom's business from the other businesses and operations of Shaw and its affiliates. The agreement does not contemplate the divestiture of Shaw Mobile-branded wireless subscribers. Under the terms of the agreement, Quebecor has agreed to pay $2.85 billion on a cash-free, debt-free basis.

The Freedom Transaction is conditional, among other things, on the completion of the Transaction, clearance under the Competition Act (Canada), and the approval of the Minister of Innovation, Science and Industry and would close substantially concurrently with closing of the Transaction. On August 12, 2022, we announced we had entered into definitive agreements with Quebecor.

On October 25, 2022, the Minister for Innovation, Science and Industry as an administrative matter denied our initial March 2021 request, which had not been withdrawn despite the proposed Freedom Transaction, to transfer Freedom's spectrum licences to Rogers. In contemplation of the proposed Freedom Transaction, the Minister set out certain conditions (which Quebecor announced its attention to accept) before the Minister would consider approving a transfer of Freedom's spectrum licences to Videotron Inc. (Videotron). The proposed Freedom Transaction continues to be reviewed by Innovation, Science and Economic Development Canada (ISED Canada).

On October 27, 2022, Rogers, Shaw, and Videotron participated in a scheduled mediation session with the Bureau, which did not yield a negotiated settlement. As a result, the Tribunal process commenced on November 7, 2022.

See "Regulatory Developments" for more information on the regulatory approval status of the Transaction.

Rogers Communications Inc.	6	Third Quarter 2022

About Rogers

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Paul Carpino	Sarah Schmidt
647.435.6470	647.643.6397
paul.carpino@rci.rogers.com	sarah.schmidt@rci.rogers.com

Quarterly Investment Community Teleconference

Our third quarter 2022 results teleconference with the investment community will be held on:
•November 9, 2022
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	7	Third Quarter 2022

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and nine months ended September 30, 2022, as well as forward-looking information about future periods. This earnings release should be read in conjunction with our Third Quarter 2022 Interim Condensed Consolidated Financial Statements (Third Quarter 2022 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our Third Quarter 2022 MD&A; our 2021 Annual MD&A; our 2021 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2022, we changed the way in which we report certain subscriber metrics in both our Wireless and Cable segments such that we began presenting postpaid mobile phone subscribers, prepaid mobile phone subscribers, and mobile phone ARPU in our Wireless segment. We also no longer report blended average billings per unit (ABPU). In Cable, we began presenting retail Internet, Video (formerly Television), Smart Home Monitoring, and Home Phone subscribers. These changes are a result of shifts in the ways in which we manage our business, including the significant adoption of our wireless device financing program, and to better align with industry practices. See "Results of our Reportable Segments" and "Key Performance Indicators" for more information. We have retrospectively amended our 2021 comparative segment results to account for this redefinition.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2021 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at November 8, 2022 and was approved by RCI's Board of Directors (the Board) on that date. This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this earnings release, this quarter, the quarter, or third quarter refer to the three months ended September 30, 2022, first quarter refers to the three months ended March 31, 2022, second quarter refers to the three months ended June 30, 2022, and year to date refers to the nine months ended September 30, 2022 unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2021 or as at December 31, 2021, as applicable, unless otherwise indicated. References to COVID-19 are to the pandemic from the outbreak of this virus and to its associated impacts in the jurisdictions in which we operate and globally, as applicable.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2022 Rogers Communications

Rogers Communications Inc.	8	Third Quarter 2022

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, RCCI, and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	9	Third Quarter 2022

Summary of Consolidated Financial Results

	Three months ended September 30							Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2022	2022 excl. outage credits [2,3]	2021	% Chg		% Chg excl. outage credits		2022	2021	% Chg

Revenue
Wireless	2,267	2,358	2,215	2		6		6,619	6,353	4
Cable	975	1,034	1,016	(4)		2		3,052	3,049	—
Media	530	530	473	12		12		1,671	1,459	15
Corporate items and intercompany eliminations	(29)	(29)	(38)	(24)		(24)		(112)	(125)	(10)
Revenue	3,743	3,893	3,666	2		6		11,230	10,736	5
Total service revenue [1]	3,230	3,380	3,149	3		7		9,869	9,301	6

Adjusted EBITDA
Wireless	1,093	1,184	1,107	(1)		7		3,296	3,128	5
Cable	465	524	516	(10)		2		1,536	1,495	3
Media	76	76	33	130		130		12	(101)	n/m
Corporate items and intercompany eliminations	(51)	(51)	(56)	(9)		(9)		(130)	(157)	(17)
Adjusted EBITDA	1,583	1,733	1,600	(1)		8		4,714	4,365	8
Adjusted EBITDA margin [2]	42.3%	44.5%	43.6%	(1.3	pts)	0.9	pts	42.0%	40.7%	1.3	pts

Net income	371		490	(24)				1,172	1,153	2
Basic earnings per share	$0.73		$0.97	(25)				$2.32	$2.28	2
Diluted earnings per share	$0.71		$0.94	(24)				$2.28	$2.27	—

Adjusted net income	436		536	(19)				1,361	1,317	3
Adjusted basic earnings per share [2]	$0.86		$1.06	(19)				$2.70	$2.61	3
Adjusted diluted earnings per share	$0.84		$1.03	(18)				$2.66	$2.59	3

Capital expenditures	872		739	18				2,299	1,942	18
Cash provided by operating activities	1,216		1,319	(8)				3,348	3,014	11
Free cash flow	279		507	(45)				1,138	1,203	(5)
Free cash flow excluding Shaw financing	347		507	(32)				1,341	1,203	11
n/m - not meaningful
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. 2022 results excluding the July network outage-related credits and adjusted net income are non-GAAP financial measures; adjusted net income is a component of adjusted basic earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" in our Q3 2022 MD&A for more information about each of these measures, available at www.sedar.com.
3    Excludes $150 million of July network outage-related credits ($91 million and $59 million in Wireless and Cable, respectively and as applicable).

Rogers Communications Inc.	10	Third Quarter 2022

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2022	2021	% Chg		2022	2021	% Chg

Revenue
Service revenue	1,761	1,706	3		5,275	4,931	7
Equipment revenue	506	509	(1)		1,344	1,422	(5)
Revenue	2,267	2,215	2		6,619	6,353	4

Operating expenses
Cost of equipment	518	508	2		1,381	1,429	(3)
Other operating expenses	656	600	9		1,942	1,796	8
Operating expenses	1,174	1,108	6		3,323	3,225	3

Adjusted EBITDA	1,093	1,107	(1)		3,296	3,128	5

Adjusted EBITDA service margin [1]	62.1%	64.9%	(2.8	pts)	62.5%	63.4%	(0.9	pts)
Adjusted EBITDA margin [2]	48.2%	50.0%	(1.8	pts)	49.8%	49.2%	0.6	pts
Capital expenditures	543	365	49		1,337	1,014	32
1    Calculated using service revenue.
2    Calculated using total revenue.

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn and mobile phone ARPU)	2022	2021	Chg		2022	2021	Chg

Postpaid mobile phone
Gross additions	429	399	30		986	884	102
Net additions	164	180	(16)		352	262	90
Total postpaid mobile phone subscribers [2]	9,199	8,706	493		9,199	8,706	493
Churn (monthly)	0.97%	0.85%	0.12	pts	0.79%	0.81%	(0.02	pts)
Prepaid mobile phone
Gross additions	232	154	78		580	367	213
Net additions (losses)	57	11	46		96	(73)	169
Total prepaid mobile phone subscribers [2]	1,262	1,187	75		1,262	1,187	75
Churn (monthly)	4.77%	4.04%	0.73	pts	4.55%	4.05%	0.50	pts
Mobile phone ARPU (monthly) [3]	$56.82	$58.13	($1.31)		$57.61	$56.38	$1.23
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q3 2022 MD&A for an explanation as to the composition of this measure, available at www.sedar.com.

Service revenue
The 3% increase in service revenue this quarter and 7% increase year to date were primarily a result of:
•higher roaming revenue associated with significantly increased travel as COVID-19-related global travel restrictions were less strict than last year; and
•a larger mobile phone subscriber base; partially offset by
•credits granted to subscribers relating to the July network outage.

Excluding the impact of the July network outage-related credits, service revenue would have increased by 9% this quarter and year to date.

The 2% decrease in mobile phone ARPU this quarter was a result of the credits granted to subscribers relating to the July network outage. Excluding the impact of the July network outage-related credits, mobile phone ARPU would

Rogers Communications Inc.	11	Third Quarter 2022

have increased by 3% this quarter. This increase, as well as the 2% increase year to date, was primarily a result of the increased roaming revenue.

The increase in postpaid gross additions this quarter and year to date, and the higher postpaid net additions year to date, were a result of strong operating performance, an increase in market activity by Canadians, and increasing immigration levels with the continuing improvement of the economy as the COVID-19 environment improved.

Equipment revenue
The 1% decrease in equipment revenue this quarter and 5% decrease year to date were a result of:
•fewer device upgrades by existing customers; and
•fewer of our new subscribers purchasing devices; partially offset by
•lower promotional activity due to the increase in market activity.

Operating expenses
Cost of equipment
The 2% increase in the cost of equipment this quarter was primarily a result of:
•a shift in the product mix towards higher-value devices; partially offset by
•fewer of our new subscribers purchasing devices.

The 3% decrease in cost of equipment year to date was a result of:
•fewer device upgrades by existing customers; and
•fewer of our new subscribers purchasing devices.

Other operating expenses
The 9% increase in other operating expenses this quarter and 8% increase year to date were primarily a result of higher costs associated with the increased revenue, which included increased roaming.

Adjusted EBITDA
The 1% decrease in adjusted EBITDA this quarter and 5% increase year to date were a result of the revenue and expense changes discussed above. Excluding the impact of the July network outage-related credits, adjusted EBITDA would have increased by 7% this quarter and 8% year to date.

Rogers Communications Inc.	12	Third Quarter 2022

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2022	2021	% Chg		2022	2021	% Chg

Revenue
Service revenue	968	1,008	(4)		3,035	3,036	—
Equipment revenue	7	8	(13)		17	13	31
Revenue	975	1,016	(4)		3,052	3,049	—

Operating expenses	510	500	2		1,516	1,554	(2)

Adjusted EBITDA	465	516	(10)		1,536	1,495	3

Adjusted EBITDA margin	47.7%	50.8%	(3.1	pts)	50.3%	49.0%	1.3	pts
Capital expenditures	259	237	9		784	676	16

Cable Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except ARPA and penetration)	2022	2021	Chg		2022	2021	Chg

Homes passed [2]	4,776	4,666	110		4,776	4,666	110
Customer relationships
Net (losses) additions	(7)	8	(15)		12	21	(9)
Total customer relationships [2,3]	2,596	2,571	25		2,596	2,571	25
ARPA (monthly) [4]	$124.34	$131.79	($7.45)		$130.16	$132.86	($2.70)

Penetration [2]	54.4%	55.1%	(0.7	pts)	54.4%	55.1%	(0.7	pts)

Retail Internet
Net additions	6	20	(14)		45	50	(5)
Total retail Internet subscribers [2,3]	2,277	2,208	69		2,277	2,208	69
Video
Net additions (losses)	7	2	5		42	(14)	56
Total Video subscribers [2,3]	1,535	1,486	49		1,535	1,486	49
Smart Home Monitoring
Net losses	(4)	(5)	1		(11)	(14)	3
Total Smart Home Monitoring subscribers [2]	102	117	(15)		102	117	(15)
Home Phone
Net losses	(18)	(20)	2		(58)	(71)	13
Total Home Phone subscribers [2,3]	854	930	(76)		854	930	(76)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    On March 16, 2022, we acquired approximately 3,000 retail Internet subscribers, 2,000 Video subscribers, 1,000 Home Phone subscribers, and 3,000 customer relationships as a result of our acquisition of a small regional cable company in Nova Scotia, which are not included in net additions, but do appear in the ending total balances for September 30, 2022.
4    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q3 2022 MD&A for an explanation as to the composition of this measure, available at www.sedar.com.

Service revenue
Service revenue year to date was stable. The 4% decrease in service revenue this quarter was a result of:
•credits granted to subscribers relating to the July network outage;
•increased competitive promotional activity; and
•declines in our Home Phone and Smart Home Monitoring subscriber bases; partially offset by
•service pricing changes made in the first quarter; and
•the increase in total customer relationships over the past year, due to growth in our retail Internet and Video subscriber bases.

Rogers Communications Inc.	13	Third Quarter 2022

Excluding the impact of the July network outage-related credits, service revenue would have increased by 2% this quarter and year to date.

The customer relationship net losses, the lower retail Internet net additions, and the lower ARPA this quarter were a result of the July network outage combined with increased competitive promotional activity.

Operating expenses
The 2% increase in operating expenses this quarter was primarily due to higher service-related costs as a result of the July network outage. The 2% decrease in operating expenses year to date was primarily a result of cost efficiencies, including lower content-related costs, partially due to negotiation of certain content rates with suppliers.

Adjusted EBITDA
The 10% decrease in adjusted EBITDA this quarter and 3% increase year to date were a result of the service revenue and expense changes discussed above. Excluding the impact of the July network outage-related credits, adjusted EBITDA would have increased by 2% this quarter and 7% year to date.

Rogers Communications Inc.	14	Third Quarter 2022

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2022	2021	% Chg		2022	2021	% Chg

Revenue	530	473	12		1,671	1,459	15
Operating expenses	454	440	3		1,659	1,560	6

Adjusted EBITDA	76	33	130		12	(101)	n/m

Adjusted EBITDA margin	14.3%	7.0%	7.3	pts	0.7%	(6.9)%	7.6	pts
Capital expenditures	28	23	22		69	77	(10)

Revenue
The 12% increase in revenue this quarter and 15% increase year to date were a result of:
•higher Toronto Blue Jays revenue, primarily as a result of increased attendance from strong team performance and the availability for fan attendance to reach full capacity at the Rogers Centre as COVID-19 restrictions were removed; partially offset by
•lower Today's Shopping Choice revenue.

In addition to the items above, the year to date increase was favourably impacted by higher advertising revenue and negotiation of certain content rates.

Operating expenses
The 3% increase in operating expenses this quarter and 6% increase year to date were a result of:
•higher Toronto Blue Jays expenses, including player payroll, and game day costs due to increased attendance from strong team performance and the availability for fan attendance to reach full capacity at the Rogers Centre; and
•higher production and other general operating costs as a result of increased activities as COVID-19 restrictions were removed; partially offset by
•lower programming costs due to the timing of the NHL playoffs last season; and
•lower Today's Shopping Choice costs in line with the lower revenue.

Adjusted EBITDA
The increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	15	Third Quarter 2022

CAPITAL EXPENDITURES

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2022	2021	% Chg		2022	2021	% Chg

Wireless	543	365	49		1,337	1,014	32
Cable	259	237	9		784	676	16
Media	28	23	22		69	77	(10)
Corporate	42	114	(63)		109	175	(38)

Capital expenditures [1]	872	739	18		2,299	1,942	18

Capital intensity [2]	23.3%	20.2%	3.1	pts	20.5%	18.1%	2.4	pts
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q3 2022 MD&A for an explanation as to the composition of this measure, available at www.sedar.com.

One of our focus areas for the year is to deliver world-class connectivity to Canadian consumers and businesses. To do this, we expect to spend more on our wireless and wireline networks this year than we have in the past several years. This year, we will continue to roll out our 5G network, the largest 5G network in Canada, across the country. We will also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we will expand our network footprint to reach more homes and businesses. We will continue to direct capital expenditures to strengthen the resilience of our networks and make significant investments to strengthen our technology systems, increase network stability for our customers, and enhance our testing.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The increases in capital expenditures in Wireless this quarter and year to date were a result of investments made to upgrade our wireless network. We deployed 3500 MHz spectrum licences in several cities across Canada, including Toronto, Montreal, Vancouver, Calgary, Edmonton, and Halifax, among others. The ongoing deployment of 3500 MHz spectrum substantially augments the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The increases in capital expenditures in Cable this quarter and year to date reflect continued investments in our network infrastructure, including additional fibre deployments to increase our FTTH distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more engaging customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, which will offer increased network resilience and stability along with faster download speeds over time.

Media
The increase in capital expenditures in Media this quarter was primarily a result of higher Toronto Blue Jays stadium infrastructure expenditures, partially offset by lower Sportsnet digital infrastructure costs. The decrease in capital expenditures in Media year to date was also affected by lower broadcast infrastructure expenditures, relating to investments in new production studios in the prior year.

Corporate
The decreases in corporate capital expenditures this quarter and year to date were a result of lower investments in our corporate information technology infrastructure.

Capital intensity
Capital intensity increased in the quarter and year to date as a result of higher capital expenditure investments noted above, partially offset by higher revenue.

Rogers Communications Inc.	16	Third Quarter 2022

Regulatory Developments

See our 2021 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 3, 2022. The following are the significant regulatory developments since that date.

ISED Canada review of the Transaction
On October 25, 2022, the Minister for Innovation, Science and Industry as an administrative matter denied our initial March 2021 request, which had not been withdrawn despite the proposed Freedom Transaction, to transfer Freedom's spectrum licences to Rogers. In contemplation of the proposed Freedom Transaction, the Minister set out certain conditions (which Quebecor announced its intention to accept) before the Minister would consider approving a transfer of Freedom's spectrum licences to Videotron. The proposed Freedom Transaction continues to be reviewed by ISED Canada.

Matters associated with network outage
On July 11, 2022, in response to the network outage that occurred on July 8, 2022, the Minister for Innovation, Science and Industry announced he had directed the major telecommunications companies in Canada to improve the resilience and reliability of their networks by ensuring formal arrangements are in place within 60 days that will address (i) emergency roaming, (ii) mutual assistance during outages, and (iii) a communication protocol to better inform the public and authorities during telecommunications emergencies. On September 7, 2022, we announced that a formal memorandum of understanding had been signed among Canada's major telecommunications carriers regarding reciprocal support for emergency roaming, mutual assistance, and communications protocols in the event of a future network outage.

On July 12, 2022, the CRTC issued a request for information asking us to respond to detailed questions and provide a comprehensive explanation regarding the network outage. The CRTC has requested a detailed account as to why and how this network outage happened, as well as what measures we will put in place to prevent future outages. On July 22, 2022, we provided responses to the CRTC's questions. On August 5, 2022, the CRTC issued a subsequent request for information, responses to which were filed by Rogers on August 22, 2022.

On July 15, 2022, the House of Commons Standing Committee on Industry and Technology announced it would study the network outage, including the underlying causes and its impact on families, consumers, and businesses. The committee held meetings during July 2022 during which representatives from Rogers, amongst others, appeared.

3800 MHz spectrum licence auction
On June 30, 2022, ISED Canada released its Policy and Licensing Framework for Spectrum in the 3800 MHz Band, laying out the rules for the upcoming auction. The 3800 MHz band, along with the 3500 MHz band that was auctioned in 2021, is key to supporting strong 5G networks. The auction is expected to begin in October 2023. The rules include measures such as (i) imposing a 100 MHz cap on large national providers (i.e. RCCI, Bell Mobility Inc., and Telus Communications Inc.) as to how much combined 3500 MHz and 3800 MHz spectrum they can acquire; (ii) reserving a total of 150 MHz across the 3500 MHz and 3800 MHz spectrum bands for smaller competitors; and (iii) implementing strong deployment requirements requiring spectrum won at auction to be deployed within a certain timeframe or risk losing the licences.

Competition Bureau review of the Transaction
On May 9, 2022, the Bureau announced it had filed applications to the Tribunal challenging the Transaction and requesting an injunction to prevent closing of the Transaction until the Bureau's application to challenge the Transaction can be decided. The Bureau's concerns relate to the impact of the Transaction on competition for wireless services in Canada. More specifically, the Bureau alleges that the Transaction would significantly decrease competition in the wireless market in Canada. On May 30, 2022, Rogers and Shaw agreed with the Bureau that we would not seek to close the Transaction until we reached an agreement with the Bureau or the Tribunal rules in our favour. On June 3, 2022, Rogers and Shaw filed responses opposing the Bureau's application to challenge the Transaction, including a proposal for a full divestiture of Freedom Mobile (as subsequently agreed to with Quebecor through the proposed Freedom Transaction), which would allow a strong fourth wireless carrier to be maintained.

On June 16, 2022, the Bureau filed its reply to our June 3, 2022 responses. On June 17, 2022, the Tribunal issued an order setting the schedule for its consideration of the Bureau's application.

On July 4, 2022, the Attorney General of Alberta announced that it will intervene in the Tribunal proceedings and that it was not taking a position at this time. On July 8, 2022, Videotron filed a motion seeking intervenor status in the Tribunal litigation to support Rogers' and Shaw's positions. Videotron's motion was later granted.

Rogers Communications Inc.	17	Third Quarter 2022

On October 27, 2022, Rogers, Shaw, and Videotron participated in a second mediation with the Bureau. The mediation did not yield a negotiated settlement and as a result, the Tribunal proceedings commenced on November 7, 2022. The commencement of Tribunal proceedings does not prevent us from pursuing discussions with the Bureau in an attempt to reach a negotiated settlement.

CRTC review of the Transaction
On March 24, 2022, the CRTC approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications, including:
•the contribution of $27.2 million in benefits to the broadcasting system through various initiatives and funds, including those that support the production of content by Indigenous producers and members of equity-seeking groups;
•annual reporting on our commitments to increase our support for local news, including by employing more journalists at our Citytv™ stations across the country and by producing an additional 48 news specials each year that reflect local communities;
•the distribution of at least 45 independent English- and French-language services on each of our cable and satellite services; and
•safeguards to ensure that cable providers relying on signals delivered by us will continue to be able to serve their communities, including those in rural and remote areas.

The CRTC approval only relates to the broadcasting elements of the Transaction. The Transaction continues to be reviewed by the Bureau and ISED Canada.

Updates to Risks and Uncertainties

See our 2021 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 3, 2022, which should be reviewed in conjunction with this earnings release. The following factors may contribute to those risks and uncertainties.

Shaw Transaction
The Transaction with Shaw is subject to a number of additional risks that are disclosed in our 2021 Annual MD&A, many of which are outside the control of Rogers and Shaw. Updates and additions to these risks are described below.

Key Regulatory Approvals and other conditions
In connection with obtaining the Key Regulatory Approvals, divestitures and/or other actions are expected to be required by the relevant regulatory or governmental authorities. To that end, Rogers, Shaw, and Quebecor announced the Freedom Transaction on June 17, 2022. The Freedom Transaction is subject to clearance under the Competition Act and approval by ISED Canada and is conditional on our ability to close the Transaction. At this time, the Bureau has stated it does not intend to approve the Freedom Transaction together with the Transaction as currently contemplated and the likelihood of reaching a negotiated settlement with the Bureau has been significantly reduced. As a result, we may only be permitted to close the Transaction if we are successful in opposing the Bureau's application to the Tribunal. Separately, ISED Canada must approve the transfer of spectrum licences in connection with the Freedom Transaction.

Although we believe the Bureau's application should be dismissed by the Tribunal, the outcome of the Tribunal hearing, including any associated appeals, is inherently uncertain and could (i) significantly delay either the closing or termination of the Transaction or (ii) prevent the closing of the Transaction entirely, in each case with a corresponding material, adverse impact to our business, financial condition, results of operations, and cash flows.

The time required to address the Bureau's concerns and agree on the terms of a negotiated settlement with the Bureau (or any associated litigation, including the Tribunal hearing), as well as to obtain ISED Canada approval, and any appeals of the outcomes of these processes, is uncertain and could result in further delays in, or prevent, the closing of the Transaction.

Further, should the Transaction not close prior to December 31, 2022, we will be required to pay to the SMR note holders an additional consent fee of approximately $254 million ($55 million and US$152 million) on or before January 9, 2023.

Rogers Communications Inc.	18	Third Quarter 2022

July 2022 network outage
As a result of the network outage that occurred on July 8, 2022, three applications were filed in the Quebec Superior Court seeking authorization to commence a class action against Rogers in relation to this network outage. One of the applications was subsequently withdrawn. Each of the remaining two applications seeks to institute a class action on behalf of all persons in Quebec who, among other things, experienced a wireless or wireline service interruption as a result of, or were otherwise impacted by, the outage. Each remaining application also claims various damages, including, among others, contractual damages, damages for lost profits, and punitive damages.

At this time, we are unable to assess the likelihood of success of these applications, or predict the magnitude of any liability we might incur by virtue of the claims underlying those applications or any corresponding or similar claims that may be brought against us in the future. As such, we have not recognized a liability for this contingency. If successful, one of those claims could have a material adverse effect on our business, financial results, or financial condition. It is also possible that similar or corresponding claims could be filed in other jurisdictions.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2021 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures" in our Q3 2022 MD&A), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Effective January 1, 2022, we are disclosing mobile phone subscribers in Wireless, which represent devices with voice-only or voice-and-data plans. Our previous definition included devices on data-only plans and customers who subscribe to our wireless home phone service. As a result, our definition of ARPU has also shifted to mobile phone ARPU. We also no longer report blended ABPU given the significant adoption of our wireless device financing program resulting in this metric being less meaningful.

In Cable, we have adjusted our definition of an Internet subscriber such that it only includes retail Internet subscribers, representing customers who have Internet service installed and operating, and are being billed directly by us. Our previous definition included third-party Internet access subscribers and Smart Home Monitoring subscribers. We also began reporting Video (consisting of Ignite TV and legacy Television subscribers), Smart Home Monitoring, and Home Phone subscribers in separate categories. Our updated definitions are as follows:

Subscriber counts
Subscriber count (Wireless)
•A wireless subscriber is represented by each identifiable telephone number.
•We report wireless subscribers in two categories: postpaid mobile phone and prepaid mobile phone. Postpaid and prepaid include voice-only subscribers and subscribers with service plans including both voice and data.
•Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.
•Wireless prepaid subscribers are considered active for a period of 90 days from the date of their last revenue-generating usage.

Subscriber count (Cable)
•Cable retail Internet, Video, and Smart Home Monitoring subscribers are represented by a dwelling unit; Cable Home Phone subscribers are represented by line counts.
•When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant's rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.
•Cable retail Internet, Video, Smart Home Monitoring, and Home Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.

Rogers Communications Inc.	19	Third Quarter 2022

•Subscriber counts exclude certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

Mobile phone average revenue per user (Wireless)
Mobile phone ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Non-GAAP and Other Financial Measures

Reconciliation of adjusted EBITDA and adjusted EBITDA excluding July network outage-related credits

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2022	2021	2022	2021

Net income	371	490	1,172	1,153
Add:
Income tax expense	133	178	421	417
Finance costs	331	207	946	631
Depreciation and amortization	644	642	1,928	1,927
EBITDA	1,479	1,517	4,467	4,128
Add (deduct):
Other expense (income)	19	20	(5)	14
Restructuring, acquisition and other	85	63	252	223

Adjusted EBITDA	1,583	1,600	4,714	4,365
Add (deduct):
July network outage-related credits [1]	150	—

Adjusted EBITDA excluding network outage credits	1,733	1,600
1 July network outage-related credits consists of five days of credits provided to subscribers relating to the July 2022 network outage. See "Operating Environment and Strategic Highlights".
Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2022	2021	2022	2021

Net income	371	490	1,172	1,153
Add (deduct):
Restructuring, acquisition and other	85	63	252	223
Income tax impact of above items	(20)	(17)	(63)	(59)

Adjusted net income	436	536	1,361	1,317

Rogers Communications Inc.	20	Third Quarter 2022

Reconciliation of free cash flow excluding Shaw financing

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2022	2021	2022	2021

Cash provided by operating activities	1,216	1,319	3,348	3,014
Add (deduct):
Capital expenditures	(872)	(739)	(2,299)	(1,942)
Interest on borrowings, net and capitalized interest	(287)	(179)	(847)	(545)
Interest paid	326	157	767	571
Restructuring, acquisition and other	85	63	252	223
Program rights amortization	(10)	(10)	(49)	(46)
Change in net operating assets and liabilities	(154)	(80)	(49)	(87)
Other adjustments [1]	(25)	(24)	15	15

Free cash flow	279	507	1,138	1,203
Add (deduct):
Interest on Shaw senior note financing	139	—	308	—
Interest earned on restricted cash and cash equivalents	(71)	—	(105)	—

Free cash flow excluding Shaw financing	347	507	1,341	1,203
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other (income) expense from our financial statements.

Rogers Communications Inc.	21	Third Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021

Revenue	3,743	3,666	11,230	10,736

Operating expenses:
Operating costs	2,160	2,066	6,516	6,371
Depreciation and amortization	644	642	1,928	1,927
Restructuring, acquisition and other	85	63	252	223
Finance costs	331	207	946	631
Other expense (income)	19	20	(5)	14

Income before income tax expense	504	668	1,593	1,570
Income tax expense	133	178	421	417

Net income for the period	371	490	1,172	1,153

Earnings per share:
Basic	$0.73	$0.97	$2.32	$2.28
Diluted	$0.71	$0.94	$2.28	$2.27

Rogers Communications Inc.	22	Third Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at September 30	As at December 31
	2022	2021

Assets
Current assets:
Cash and cash equivalents	687	715
Restricted cash and cash equivalents	12,837	—
Accounts receivable	3,731	3,847
Inventories	325	535
Current portion of contract assets	111	115
Other current assets	523	497
Current portion of derivative instruments	435	120
Total current assets	18,649	5,829

Property, plant and equipment	15,325	14,666
Intangible assets	12,262	12,281
Investments	1,995	2,493
Derivative instruments	1,358	1,431
Financing receivables	716	854
Other long-term assets	453	385
Goodwill	4,025	4,024

Total assets	54,783	41,963

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	3,015	2,200
Accounts payable and accrued liabilities	3,243	3,416
Income tax payable	—	115
Other current liabilities	157	607
Contract liabilities	354	394
Current portion of long-term debt	685	1,551
Current portion of lease liabilities	351	336
Total current liabilities	7,805	8,619

Provisions	52	50
Long-term debt	31,550	17,137
Lease liabilities	1,661	1,621
Other long-term liabilities	598	565
Deferred tax liabilities	3,455	3,439
Total liabilities	45,121	31,431

Shareholders' equity	9,662	10,532

Total liabilities and shareholders' equity	54,783	41,963

Rogers Communications Inc.	23	Third Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Operating activities:
Net income for the period	371	490	1,172	1,153
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	644	642	1,928	1,927
Program rights amortization	10	10	49	46
Finance costs	331	207	946	631
Income tax expense	133	178	421	417
Post-employment benefits contributions, net of expense	35	44	(28)	(47)
Other	9	—	8	46
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,533	1,571	4,496	4,173
Change in net operating assets and liabilities	154	80	49	87
Income taxes paid	(145)	(175)	(430)	(675)
Interest paid	(326)	(157)	(767)	(571)

Cash provided by operating activities	1,216	1,319	3,348	3,014

Investing activities:
Capital expenditures	(872)	(739)	(2,299)	(1,942)
Additions to program rights	(17)	(18)	(39)	(41)
Changes in non-cash working capital related to capital expenditures and intangible assets	118	23	22	55
Acquisitions and other strategic transactions, net of cash acquired	—	(743)	(9)	(743)
Other	12	14	73	30

Cash used in investing activities	(759)	(1,463)	(2,252)	(2,641)

Financing activities:
Net proceeds received from short-term borrowings	134	1,146	745	1,143
Net issuance (repayment) of long-term debt	—	—	12,711	(1,450)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	27	(11)	(27)	(16)
Transaction costs incurred	(557)	—	(726)	(11)
Principal payments of lease liabilities	(80)	(71)	(233)	(194)
Dividends paid	(253)	(253)	(757)	(757)

Cash (used in) provided by financing activities	(729)	811	11,713	(1,285)

Change in cash and cash equivalents and restricted cash and cash equivalents	(272)	667	12,809	(912)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	13,796	905	715	2,484

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,524	1,572	13,524	1,572

Cash and cash equivalents	687	1,572	687	1,572
Restricted cash and cash equivalents	12,837	—	12,837	—

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,524	1,572	13,524	1,572

Rogers Communications Inc.	24	Third Quarter 2022

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•statements relating to plans we have implemented in response to COVID-19 and its impact on us;
•the expected timing and completion of the Transaction and the Freedom Transaction, including the associated processes and timelines to obtain the Key Regulatory Approvals;
•the benefits expected to result from the Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing;
•the terms and conditions of the Freedom Transaction; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters,

Rogers Communications Inc.	25	Third Quarter 2022

the effects of climate change, or cyberattacks, among others;
•risks related to the Transaction and the Freedom Transaction, including the timing, receipt, and conditions of the Key Regulatory Approvals; satisfaction of the various conditions to close the Transaction and the Freedom Transaction; financing the Transaction; and the anticipated benefits of the Transaction and the successful integration of the businesses and operations of Rogers and Shaw; and the other risks outlined in "Updates to Risks and Uncertainties - Shaw Transaction" in our Q3 2022 MD&A; and
•new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this earnings release entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2021 Annual MD&A entitled "Regulation in our Industry" and "Environmental, Social, and Governance (ESG)", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	26	Third Quarter 2022